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             [KEY ENERGY GROUP, INC. LETTERHEAD]               EXHIBIT (a)(9)


NEWS RELEASE


FOR IMMEDIATE RELEASE

          KEY ENERGY GROUP COMMENCES $17.50 PER SHARE TENDER OFFER FOR
              ALL OUTSTANDING SHARES OF DAWSON PRODUCTION SERVICES

EAST BRUNSWICK, NJ -- August 17, 1998 -- Key Energy Group, Inc. (NYSE: KEG) announced today that its wholly-owned subsidiary, Midland Acquisition Corp., has commenced a cash tender offer for all the outstanding shares of Dawson Production Services, Inc. (NYSE: DPS) common stock at a price of $17.50 per Dawson share. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, September 14, 1998, unless extended.

Following the completion of the tender offer, Key intends to consummate a second step merger in which all remaining Dawson shareholders will also receive the same cash price paid in the tender offer.

As previously announced, on August 11, 1998, Key, Midland and Dawson signed a definitive merger agreement for the acquisition of Dawson for $17.50 per share in cash. Dawson's Board of Directors has unanimously approved the tender offer and the merger and determined that the tender offer and the merger are in the best interests of Dawson's shareholders. The Dawson Board unanimously recommended that Dawson shareholders accept the Key offer and tender their shares. Dawson will mail its formal recommendation to shareholders at the same time Key mails its tender offer materials.

The tender offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn before the expiration date, a number of shares, which when added to the number of shares beneficially owned by Key and Midland, will represent a majority of the total number of outstanding shares of Dawson on a fully diluted basis at the time the shares are accepted for payment pursuant to the offer; (2) Key and Midland having received funds pursuant to an existing financing commitment, in an amount sufficient to enable Key and Midland to purchase all shares outstanding pursuant to the offer and the merger and having obtained a definitive financing commitment for certain bridge financing to refinance certain indebtedness of Dawson; and (3) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The complete terms and conditions of the tender offer, including the financing arrangements, are set forth in the offering documents being filed today with the Securities and Exchange Commission.

Bear, Stearns & Co. Inc. is acting as Dealer Manager for Key's offer and Innisfree M&A Incorporated is acting as Information Agent.

Key Energy Group, Inc. is a holding company with diversified energy operations, including well servicing, oilfield services, contract drilling and oil and natural gas production. Key has operations in most major domestic onshore producing regions and in Argentina.

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CONTACTS:
           Key Energy Group, Inc.:                  Abernathy MacGregor Frank:
           Jim Dean                                 Dan Katcher / Matt Sherman
           (732) 247-4822                           (212) 371-5999